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     As filed with the Securities and Exchange Commission on August 14, 1997

                                                         Registration No. 1-4346
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   SALOMON INC
             (Exact Name of Registrant as Specified in its Charter)

               Delaware                                        22-1660266
(State of Incorporation or Organization)                   (I.R.S. Employer
                                                           Identification no.)

         Seven World Trade Center,
         New York, New York                                        10048
(Address of principal executive offices)                         (Zip code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. . |X|

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. |_|

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                  Name of Each Exchange on Which
     to be so Registered                  Each Class is to be Registered
     -------------------                  ------------------------------

Nikkei 225 Index Securities                  New York Stock Exchange
  Due August, 2002                        Chicago Board Options Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)

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Item 1.      Description of Registrant's Securities to be Registered.

     For a description of the securities to be registered hereunder, reference is made to the information under the headings "Description of Debt Securities" on pages 4 through 12 of the registrant's Prospectus dated April 5, 1996 (Registration No. 333-01807), as supplemented by the information under the headings "Summary Information--Q&A", "Risk Factors Relating to the Securitites," and "Description of the Securitites" on pages S-3 through S-6, S-7 through S-10 and S-11 through S-16, respectively, of the registrant's Prospectus Supplement, Subject to Completion, dated July 28, 1997, filed on July 28, 1997, which information is hereby incorporated herein by reference and made part of this application in its entirety.

Item 2.      Exhibits.

     99 (A). Prospectus Supplement, Subject to Completion, dated July 28, 1997, to the Prospectus dated April 5, 1996 (which supplement includes therein the Prospectus dated April 5, 1996).

     99 (B). Form of Note.

     99 (C). Copy of Senior Debt Indenture between Salomon Inc and The Bank of New York, dated as of October 27, 1993, as amended and restated.*

     Other securities issued by Salomon Inc are listed on the New York Stock Exchange.

-------------
* Exhibit 99 (C) is incorporated by reference from Exhibit 3 to the Registrant's Current Report on Form 8-K dated dated October 27, 1993.


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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Salomon Inc
                                             (Registrant)

Date: August 1, 1997                         By: /s/  Thomas W. Jasper
                                                ---------------------
                                                Name:   Thomas W. Jasper
                                                Title:  Authorized Officer


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                                INDEX TO EXHIBITS

  Exhibit No.                             Exhibit
  -----------                             -------

    99 (A). Prospectus Supplement, Subject to Completion, dated July 28, 1997, to the Prospectus dated April 5, 1996 (which supplement includes therein the Prospectus dated April 5,
                     1996).


    99 (B).          Form of Note.


    99 (C). Copy of Senior Debt Indenture between Salomon Inc and The Bank of New York, dated as of October 27, 1993, as amended and restated.*




* Exhibit 99 (C) is incorporated by reference from Exhibit 3 to the Registrant's Current Report on Form 8-K dated dated October 27, 1993.


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